

17016968

amendment

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 45310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nationwide Planning Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 West Century Road, Suite 360
(No. and Street)

Paramus	**NJ**	**07652**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Karalewich **(201) 476-0029**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael Karalewich**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Nationwide Planning Associates, Inc.**, as of **December 31**, **2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:





AFERDITA ISUFI
COMM. #2447698, Bergen County
NOTARY PUBLIC-NEW JERSEY
Comm Expires July 7, 2019

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

We have audited the accompanying financial statements of Nationwide Planning Associates, Inc. which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Nationwide Planning Associates, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Planning Associates, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Nationwide Planning Associates, Inc. financial statements. The information is the responsibility of Nationwide Planning Associates, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

March 4, 2017
Atlanta, Georgia

Rubio CPA, PC
RUBIO CPA, PC

Nationwide Planning Associates, Inc.

Financial Statements

For the Year Ended

December 31, 2016

Nationwide Planning Associates, Inc.
Statement of Financial Condition
December 31, 2016

Assets

		2016
Cash and Cash equivalents	$	42,672
Deposits with clearing broker		100,000
Due from clearing broker		362,715
Accounts receivable		236,181
Advances to brokers		98,934
Prepaid Expenses		67,114
Property and equipment, net of		
accumulated depreciation of $ (730,070)		283,645
Deposits		68,449
Total Assets	$	1,259,709

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	27,597
Commissions payable		302,016
Deferred Rent		43,535
Accrued payroll		4,103
Total Liabilities	$	377,251
Stockholders' Equity		
Common Stock, no par value, 1000 shares authorized, 855 shares issued and outstanding	$	-
Additional paid in capital		221,700
Retained earnings		660,758
Total Stockholders' Equity	$	882,458
Total Liabilities and Stockholders' Equity	$	1,259,709

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Operations
For the Year Ended December 31, 2016

REVENUES	2016
Commissions	$ 10,513,449
Private Placements	801,103
Interest Income	27,603
Other Income	2,200
Total Revenues	$ 11,344,355
General and Administrative Expenses	
Employee compensation and benefits	$ 1,314,596
Clearing services	308,336
Commissions	8,410,467
Communications	77,143
Occupancy	458,444
Other operating expenses	722,742
Total Expenses	$ 11,291,728
Net Income	$ 52,627

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from Operating Activities:	2016
Net Income	$ 52,627
Adjustments to reconcile net income to net cash	
Used by operations:	
Depreciation and amortization	90,843
Increase in accounts receivable	(135,999)
Increase in prepaid expenses	(15,947)
Increase in accounts payable and accrued expenses	8,833
Increase in due from clearing broker	(245,220)
Increase in commissions payable & accrued payroll	149,647
Decrease in deposits	30,717
Increase in deferred rent	43,535
Decrease in stockholder loan	30,000
Net Cash Provided By Operating Activities	$ 9,036
Cash flows from Investing Activities:	
Purchase of office furniture and fixtures	(63,686)
Leasehold Improvements	(52,943)
Net Cash Used By Investing Activities	(116,629)
Net Decrease in Cash and Cash Equivalents	(107,593)
Cash and Cash Equivalents Balance	
Beginning of Year	$ 150,265
End of Year	$ 42,672

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2016

	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2015	$ 221,700	$ 608,131	$ 829,831
Net Income		$ 52,627	$ 52,627
Balance, December 31, 2016	$ 221,700	$ 660,758	$ 882,458

The accompanying notes are an integral part of these financial statements.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2016

NOTE A - Summary of Significant Accounting Policies

Organization and Description of Business: Nationwide Planning Associates, Inc. (the "Company"), is a New Jersey Corporation formed in October 1992. Its principal business activity is selling mutual funds, variable annuities, individual equity and fixed income securities, and insurance products.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry customer accounts or perform custodial functions related to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its cash accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as an S corporation. Therefore, the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2016

NOTE A - Summary of Significant Accounting Policies (Continued)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Customer's securities transactions are reported on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than trade date basis is not material.

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to ints financial position, results of operations, or related disclosures.

Date of Manager's Review: Subsequent events were evaluated through the date the financial statements were issued.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, accounts receivable are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements at December 31, 2016.

NOTE B - Net Capital

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $319,461 which was $269,461 in excess of its required net capital of $50,000 and its ratio of aggregate indebtedness to net capital was 1.18 to 1.0.

NOTE C - Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Nationwide Planning Associates, Inc.
Notes to Financial Statement
December 31, 2016

NOTE D - Receivable from Broker-Dealers and Clearing Organization

Amounts receivable from broker-dealers and clearing organization at December 31, 2016 consist of the following:

Receivable from clearing organization	$362,715
Commissions receivable from broker-dealers	202,368
Deposit with clearing firm	100,000
	$665,083

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with these agreements, the Company is required to maintain a deposit in cash or securities.

NOTE E - Leases

The Company leases office premises and office equipment under operating leases. The Company's commitment under operating leases is approximately the following:

2017	464,750
2018	471,500
2019	64,500
2020	33,500
2021	7,500
Total	$ 1,041,750

Rent Expense arising from operating leases was approximately $458,000 for 2016.

Certain leases contained periods of free rent. The deferred rent liability arises from allocation of total rent under the lease to the free rent period.

NOTE F - Retirement Plan

The Company has an employer sponsored 401(k) plan which is offered to all eligible employees. There were no employer contributions to the plan for the year ended December 31,2016.

NOTE G - Contingencies

The Company is subject to arbitrations and litigation in the normal course of business. The Company has no litigation in progress at December 31, 2016.

Nationwide Planning Associates, Inc.

Supplemental Information

Schedule I
Nationwide Planning Associates, Inc.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission Act of 1934
As of December 31, 2016

NET CAPITAL:	2016
Total stockholders' equity	$ 882,458
Less non-allowable assets:	
Property and equipment	283,645
Other assets	68,449
Due from brokers	98,934
Prepaid Expenses	67,114
Non-allowable accounts receivable	33,813
Total Deductions	(551,955)
Net capital before haircuts	$ 330,503
Less haircuts	$ (11,042)
Net Capital	$ 319,461
Minimum net capital required	$ 50,000
Excess net capital	$ 269,461
Aggregate indebtedness	$ 377,251
Net capital based on aggregate indebtedness	$ 25,150
Ratio of aggregate indebtedness to net capital	1.18 to 1.0

There is no significant difference between the Company's computation of net capital Under Rule 15c3-1 and its amended Part IIA of Form X-17A-5 as of December 31, 2016.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Nationwide Planning Associates, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Nationwide Planning Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nationwide Planning Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Nationwide Planning Associates, Inc. stated that Nationwide Planning Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year with exceptions as noted in the exemption report. Nationwide Planning Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nationwide Planning Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 4, 2017
Atlanta, GA

Rubio CPA, PC
RUBIO CPA, PC

NATIONWIDE
PLANNING ASSOCIATES, INC.
Member FINRA • SIPC

115 West Century Road, Suite 360
Paramus, NJ 07652
Phone (201) 476-0029 Fax (201) 476-0132

BROKER DEALERS ANNUAL EXEMPTION REPORT

Nationwide Planning Associates, Inc claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2) (ii) of the Rule.
Nationwide Planning Associates, Inc. met the aforementioned exception provisions throughout the most recent year ended December 31, 2016 with the following exceptions:

Item	Exception	Date	Description
1	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	1/29/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
2	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	2/3/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
3	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	3/12/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
4	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	3/12/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
5	Customer check forwarded 3 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	3/24/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
6	Customer check forwarded 3 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	3/24/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.

7	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	5/9/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
8	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	5/20/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
9	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	6/9/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
10	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	6/9/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
11	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	6/9/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
12	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	6/25/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
13	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	7/19/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
14	Customer check forwarded 3 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	8/5/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
15	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	8/10/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, *rather than being sent via regular mail* without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.

16	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	8/19/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
17	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	8/19/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
18	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	9/17/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
19	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	9/23/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.
20	Customer check forwarded 2 business days after taking receipt from the firm's Morrestown (CRD# 441971) registered location.	11/17/2016	This registered location practiced sending weekly packages via UPS overnight in an effort to maintain more control over the process by having a tracking number associated with the checks, rather than being sent via regular mail without any method of tracking. The exceptions noted were held longer than the next business day because, in an effort to reduce the costs related to these overnight packages, the office had generally been sending an overnight package once per week. It was believed that this practice would be advantageous to all parties, including the client, because by sending a check via overnight mail (even after being held for one or two days), it would still arrive at its destination at the same time or sooner than if it were sent immediately via regular mail, but with the added benefit of having a tracking number. The firm has since taken corrective action.



Michael J. Karalewich
March 3, 2017

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

NATIONWIDE PLANNING ASSOCIATES, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of Nationwide Planning Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Nationwide Planning Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Nationwide Planning Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Nationwide Planning Associates, Inc.'s management is responsible for Nationwide Planning Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 4, 2017
Atlanta, GA

Rubio CPA, PC
RUBIO CPA, PC

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/16
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Nationwide Planning Associates, Inc.
115 West Century Road, St 260
Paramus NJ 07652

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5206.34

B. Less payment made with SIPC-6 filed (exclude interest) (1918.48)
7/27/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3287.86

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nationwide Planning Associates, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 28 day of February, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11362948

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 7880288

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 308636

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C):
Marketing (801,103) Clearance (290,385) 1,091,488
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 9,280,412

2d. SIPC Net Operating Revenues $ 2,082,536

2e. General Assessment @ .0025 $ 5,206.34

(to page 1, line 2.A.)